Exhibit 99.1

Talend Reports Fourth Quarter and Fiscal Year 2017 Financial Results

-Record total quarterly revenue of $41.5 million, an increase of 36% year-over-year

-Quarterly subscription revenue of $35.2 million, an increase of 40% year-over-year

REDWOOD CITY, Calif.--(BUSINESS WIRE)--February 13, 2018--Talend (NASDAQ: TLND), a global leader in cloud and big data integration solutions, today released financial results for the fourth quarter and fiscal year ended December 31, 2017.

“We closed the year with record fourth quarter subscription revenue of $35.2 million, up 40% year-over-year,” said Mike Tuchen, Talend CEO. “Cloud subscription revenue increased more than 100% year-over-year, as we continue to see cloud adoption accelerate. Subscription revenue in the Asia-Pacific region grew over 100% for the third quarter in a row as we continue to focus on expansion in international and emerging markets. During the year, we significantly strengthened our cloud capabilities, including multi-cloud support to help our customers execute their cloud transition. As we enter 2018, we believe the success we are experiencing with enterprise adoption demonstrates our ability to capture an increasing share of the big data and cloud integration market.”

Fourth Quarter and Fiscal Year 2017 Financial Highlights
(in thousands, except per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2016	2017	2016	2017

Revenue:
Total Revenue	$30,456	$41,519	$105,984	$148,595
Year-over-Year % Change	45%	36%	40%	40%

Subscription Revenue	$25,181	$35,164	$88,629	$125,898
Year-over-Year % Change	43%	40%	41%	42%
Year-over-Year % Change - on a constant currency basis	48%	34%	44%	42%

IFRS operating margin	-21%	-26%	-25%	-19%
Non-IFRS operating margin (1)	-18%	-20%	-21%	-14%

Net loss:
IFRS	$(4,543)	$(10,684)	$(24,243)	$(31,208)
Non-IFRS (2)	$(3,692)	$(8,138)	$(20,929)	$(22,673)

Net loss per share:
Net loss per share - basic and diluted	$(0.16)	$(0.37)	$(1.68)	$(1.08)
Non-IFRS net loss per share	$(0.13)	$(0.28)	$(1.45)	$(0.78)

Shares outstanding used in computing per share amounts - basic and diluted	28,528	29,253	14,464	28,966
_________________
(1) Non-IFRS operating margin is calculated as non-IFRS loss from operations divided by total revenue.

(2) Non-IFRS financial measures exclude stock-based compensation, amortization of acquired intangibles, acquisition related costs and costs related to our follow-on offering and shelf-registration statement.

A reconciliation of IFRS to non-IFRS financial measures is provided in the financial tables below. An explanation of these measures is also included below, under the heading Non-IFRS Financial Measures.

Recent Business Highlights

We witnessed an extremely strong quarter on the partner front. In the fourth quarter we:

  Collaborated with leading System Integrator Capgemini to embed Talend’s on-demand training courses into their learning system, which will help increase the number of trained Talend consultants in the marketplace
  Teamed with Amazon and Cognizant on a quick-start solution to streamline the deployment of Cloud Data Lakes on AWS
  Achieved Microsoft Gold Cloud Competency & Co-Sell Partner Status underscoring Talend’s expertise on the Microsoft Azure platform and the compatibility of our solutions
  Announced the winners of 2017 Talend Data Masters Awards at Talend Connect user conference. Recipients included AIG, Johnson Controls, Paddy Power-Betfair, and Save the Children UK, each of which is using Talend solutions to innovate in their business

Financial Outlook

Talend’s outlook assumes similar business conditions and foreign exchange rates as of January 31, 2018, and is inclusive of the Restlet acquisition which closed on November 8, 2017.

Our guidance is based on the new IFRS 15 revenue recognition standard that is effective for Talend beginning January 1, 2018 and will be adopted on a modified retrospective approach. See the section titled “New Revenue Recognition Standard Under IFRS 15” below.

First quarter of 2018:

  Total revenue is expected to be in the range of $45.3 million to $46.3 million.
  Loss from operations is expected to be in the range of $(10.3) million to $(9.3) million and non-IFRS loss from operations is expected to be in the range of $(5.5) million to $(4.5) million, as we step up our recruiting efforts in sales and marketing.
  Net loss is expected to be in the range of $(10.6) million to $(9.6) million and non-IFRS net loss is expected to be in the range of $(5.8) million to $(4.8) million.
  Net loss per basic and diluted share is expected to be in the range of $(0.36) to $(0.33) and non-IFRS net loss per share is expected to be in the range of $(0.20) to $(0.16).
  Basic and diluted weighted average share count of 29.4 million shares.

Full year 2018:

  Total revenue is expected to be in the range of $200.0 million to $202.0 million.
  Loss from operations is expected to be in the range of $(30.3) million to $(29.3) million and non-IFRS loss from operations is expected to improve slightly and be in the range of $(13.3) million to $(12.3) million.
  Net loss is expected to be in the range of $(31.3) million to $(30.3) million and non-IFRS net loss is expected to be in the range of $(14.3) million to $(13.3) million.
  Net loss per basic and diluted share is expected to be in the range of $(1.05) to $(1.01) and non-IFRS net loss per share is expected to be in the range of $(0.48) to $(0.44).
  Basic and diluted weighted average share count of 29.9 million shares.

These statements are forward-looking and actual results may differ materially. Refer to the section under the heading Forward-Looking Statements below for information on the factors that could cause our actual results to differ materially. An explanation of non-IFRS measures is also included below under the heading Non-IFRS Financial Measures.

Conference Call Information

Talend will host a conference call and live webcast for analysts and investors at 5:00 p.m. Eastern time on February 13, 2018. Parties in the United States and Canada can access the call by dialing (800) 580-5706, using conference code 2907855.

International parties can access the call by dialing (719) 457-2643, using conference code 2907855.

The webcast will be accessible on Talend’s investor relations website at http://investor.talend.com for one year. A telephonic replay of the conference call will be available through Sunday, February 18, 2018. To access the replay, parties in the United States and Canada should call (866) 375-1919 and enter conference code 2907855. International parties should call (719) 457-0820 and enter conference code 2907855.

New Revenue Recognition Standard Under IFRS 15

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which supersedes current revenue recognition requirements. The financial information under the heading “Financial Outlook” above is prepared in accordance with IFRS 15.

The standard will be effective for Talend for financial periods beginning on January 1, 2018, and provides alternative approaches to adoption. Under the new standard, and only for our on-premise and self-hosted offering, a portion of the subscription revenue arrangement will be recognized upfront for the value associated with the software license element of the arrangement, which Talend believes will be minimal in comparison to the entire arrangement, approximately 10%. The standard will also require that we defer all incremental commission costs to obtain customer contracts, such as sales commissions. Talend will be required to capitalize and amortize sales commissions for initial contracts over a period of benefit that we have determined is approximately five years.

Non-IFRS Financial Measures

In addition to disclosing financial measures prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standard Board (‘‘IASB’’), this press release and the accompanying tables contain certain non-IFRS financial measures.

Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Talend considers these non-IFRS financial measures to be important because they provide useful indicators of its performance and liquidity measures. These are key measures used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short and long-term operational plans. In addition, investors often use similar measures to evaluate the performance of a company. Non-IFRS financial measures are presented for supplemental informational purposes only for understanding the company’s operating performance. The non-IFRS financial measures should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS financial measures presented by other companies. Please see the reconciliation of non-IFRS financial measures to the most directly comparable IFRS measure included in this release below.

Non-IFRS gross profit is calculated by adjusting gross profit to eliminate the impact of stock-based compensation expense and amortization of acquired intangibles.

Non-IFRS gross margin, expressed as a percentage, is calculated as non-IFRS gross profit divided by total revenue.

Non-IFRS loss from operations is calculated by adjusting loss from operations to eliminate the impact of stock-based compensation expense, amortization of acquired intangibles expense, acquisition related expense and costs related to follow-on offering and shelf registration statement.

Non-IFRS operating margin, expressed as a percentage, is calculated as non-IFRS loss from operations divided by total revenue.

Non-IFRS net loss is calculated by adjusting net loss to eliminate the impact of stock-based compensation expense, amortization of acquired intangibles expense, acquisition related expense and costs related to follow-on offering and shelf registration statement.

Non-IFRS cost of revenue is calculated by adjusting cost of revenue to eliminate the impact of stock-based compensation expense and amortization of acquired intangibles.

Non-IFRS operating expenses is calculated by adjusting operating expenses to eliminate the impact of stock-based compensation expense, amortization of acquired intangibles expense, acquisition related expense and costs related to follow-on offering and shelf registration statement.

Non-IFRS sales and marketing expense is calculated by adjusting sales and marketing expense to eliminate the impact of stock-based compensation expense and amortization of acquired intangibles.

Non-IFRS research and development expense is calculated by adjusting research and development expense to eliminate the impact of stock-based compensation expense and amortization of acquired intangibles.

Non-IFRS general and administrative expense is calculated by adjusting general and administrative expense to eliminate the impact of stock-based compensation expense, amortization of acquired intangibles expense, acquisition related expense and costs related to follow-on offering and shelf registration statement.

Free cash flow is defined as net cash from (used in) operating activities less cash used in investing activities for acquisition of property and equipment and intangible assets.

Subscription revenue growth on a constant currency basis represents subscription revenue adjusted to exclude foreign currency impacts. Subscription revenue on a constant currency basis is calculated by applying the average monthly currency rates for each month in the comparative period to the corresponding month in the current period. We believe the disclosure of subscription revenue in constant currency provides useful supplementary information to investors considering potential significant fluctuations in currency rates.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements in this press release include, but are not limited to, our anticipated operating results for the 2018 first quarter and fiscal year, our expectations regarding the evolution of our marketplace and the goals for our Talend Data Fabric, our ability to capture an increasing share of the big data and cloud integration market, our expectations regarding the impact of our collaborations with partners on our market, and our belief that we are well-positioned to capitalize on the growing trends of Hadoop, Spark, MapR Streams and cloud adoption. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to inherent risks, uncertainties and changes in circumstance that are difficult or impossible to predict. Consequently, you should not rely on these forward-looking statements. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of such uncertainties, risks, and changes in circumstances, including without limitation risks and uncertainties related to our ability to continue to deliver and improve our products and successfully develop new products; customer acceptance and purchase of our existing products and new products, including conversion of bookings to sales; our ability to retain existing customers and generate new customers; the market for data integration solutions, particularly our big data and cloud integration solutions, not continuing to develop; competition from other products and services; and general market, political, economic and business conditions, including the fluctuation of foreign currency exchange rates.

The forward-looking statements contained in this press release are also subject to other risks and uncertainties, and the foregoing list of factors is not exclusive. Additional risks and uncertainties that could affect our financial and operating results are included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and elsewhere in our most recent filings with the Securities and Exchange Commission, including our most recent reports on Form 6-K and our Form 20-F filed with the SEC on March 7, 2017. Our SEC filings are available on the Investors section of Talend’s website at http://investor.talend.com and the SEC’s website at www.sec.gov. The forward-looking statements in this press release are based on information available to us as of the date hereof, and we disclaim any obligation to update any forward-looking statements provided to reflect any change in our expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law.

About Talend

Talend (NASDAQ: TLND) is a global leader in cloud and big data integration solutions that helps companies turn data into a strategic asset that delivers real-time, organization-wide insight into customers, partners, and operations. Through its open, native, and unified integration platform, Talend delivers the data agility required for companies to meet the constantly evolving demands of modern business. With Talend, companies can easily scale their data infrastructure and rapidly adopt the latest technology innovations in cloud and big data. Talend’s solutions support over 1500 global enterprise customers including AstraZeneca, GE, HP Inc. and Lenovo, across a range of industries. Talend has also been recognized as a leader in its field multiple times by leading analyst firms, as well as several industry and data trade publications including InfoWorld and SD Times. For more information, please visit www.talend.com and follow us on Twitter: @Talend.

TALEND S.A.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER DATA
(in thousands, except per share amounts)

	Three Months Ended December 31,		Year Ended December 31,
	2016	2017	2016	2017

Revenue
Subscriptions	$25,181	$35,164	$88,629	$125,898
Professional services	5,275	6,355	17,355	22,697
Total revenue	30,456	41,519	105,984	148,595
Cost of revenue
Subscriptions	3,658	4,757	12,278	16,367
Professional services	3,690	4,997	13,290	17,792
Total cost of revenue	7,348	9,754	25,568	34,159
Gross profit	23,108	31,765	80,416	114,436
Operating expenses
Sales and marketing	18,628	25,560	67,580	86,892
Research and development	5,062	8,199	19,251	26,835
General and administrative	5,776	8,711	19,577	29,446
Total operating expenses	29,466	42,470	106,408	143,173
Loss from operations	(6,358)	(10,705)	(25,992)	(28,737)
Finance income (expense)	1,791	253	1,812	(2,147)
Loss before income tax expense	(4,567)	(10,452)	(24,180)	(30,884)
Income tax (expense) benefit	24	(232)	(63)	(324)
Net loss for the period	$(4,543)	$(10,684)	$(24,243)	$(31,208)

Shares outstanding used in computing per share amounts - basic and diluted	28,528	29,253	14,464	28,966

Net loss per share - basic and diluted	$(0.16)	$(0.37)	$(1.68)	$(1.08)

UNAUDITED STOCK-BASED COMPENSATION AND AMORTIZATION OF ACQUIRED INTANGIBLES EXPENSE
Total stock-based compensation and amortization of acquired intangibles expense included in the Unaudited Consolidated Statements of Operations is as follows:

	Three Months Ended December 31,		Year Ended December 31,
	2016	2017	2016	2017
	(unaudited)
Cost of revenue - subscriptions	$12	$89	$74	$315
Cost of revenue - professional services	17	74	84	207
Sales and marketing	220	577	917	2,271
Research and development	166	739	674	1,613
General and administrative	436	345	1,565	2,441
Total stock-based compensation and amortization of acquired intangibles expense	$851	$1,824	$3,314	$6,847

TALEND S.A.
UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands)

	December 31, 2016	December 31, 2017

Assets
Current assets:
Cash and cash equivalents	$91,023	$87,024
Trade receivables, net	38,016	57,129
Other current assets	6,559	8,311
Total current assets	135,598	152,464
Non-current assets:
Property and equipment, net	2,543	3,473
Goodwill	2,912	6,196
Intangible assets, net	509	7,528
Other non-current assets	3,089	3,137
Total non-current assets	9,053	20,334
Total assets	$144,651	$172,798
Liabilities
Current liabilities:
Trade and other payables	$21,270	$30,562
Provisions	759	1,145
Deferred revenue	74,119	118,601
Borrowings	143	1,188
Total current liabilities	96,291	151,496
Non-current liabilities:
Provisions	553	787
Deferred revenue	29,776	21,618
Borrowings	6	7
Total non-current liabilities	30,335	22,412
Total liabilities	126,626	173,908
Equity
Share capital	2,980	3,059
Share premium	194,992	201,536
Foreign currency translation reserve	1,551	672
Share-based payments reserve	7,574	13,854
Other reserves	—	49
Accumulated losses	(189,072)	(220,280)
Total shareholders’ equity (deficit)	18,025	(1,110)
Total liabilities and shareholders' equity (deficit)	$144,651	$172,798

TALEND S.A.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2016	2017

Cash flows from operating activities:
Net loss for the period	$(24,243)	$(31,208)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	1,193	1,527
Amortization of intangible assets	314	567
Unrealized (gain) loss foreign exchange	(2,486)	1,751
Non-cash finance costs	85	—
Stock-based compensation	2,994	6,280
Income tax for the year	63	324
Income tax paid	(172)	(158)
Changes in operating assets and liabilities:
Trade receivables	(12,545)	(16,533)
Other assets	(1,524)	(1,747)
Trade and other payables	6,648	7,178
Provisions	277	609
Deferred income	32,769	29,089
Net cash from (used in) operating activities	3,373	(2,321)
Cash flows from investing activities:
Acquisition of property and equipment	(1,417)	(2,224)
Cash consideration for business acquisitions	—	(9,189)
Net cash used in investing activities	(1,417)	(11,413)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon initial public offering, net of offering costs and underwriters commissions and discounts	91,818	—
Proceeds from issuance of ordinary shares	926	6,672
Proceeds from borrowings	2,000	—
Repayment of borrowings	(12,142)	(153)
Prepayment fee under Square 1 loan	(267)	—
Net cash from financing activities	82,335	6,519
Net increase (decrease) in cash and cash equivalents	84,291	(7,215)
Cash and cash equivalents at beginning of the period	6,930	91,023
Effect of exchange rate changes on cash and cash equivalents	(198)	3,216
Cash and cash equivalents at end of period	$91,023	$87,024

TALEND S.A.
IFRS to Non-IFRS Reconciliations
(In thousands)
(unaudited)

The following tables detail the reconciliation of IFRS financial measures to non-IFRS financial measures included in this release:

Loss from operations:	Three Months Ended December 31,		Year Ended December 31,
	2016	2017	2016	2017

Loss from operations	$(6,358)	$(10,705)	$(25,992)	$(28,737)
Stock-based compensation expense	773	1,497	2,994	6,280
Amortization of acquired intangibles	78	327	320	567
Acquisition related costs	-	300	-	300
Costs related to follow-on offering and shelf-registration statement	-	422	-	1,388
Non-IFRS loss from operations	$(5,507)	$(8,159)	$(22,678)	$(20,202)

Non-IFRS operating margin	-18%	-20%	-21%	-14%

Net loss:	Three Months Ended December 31,		Year Ended December 31,
	2016	2017	2016	2017

Net loss	$(4,543)	$(10,684)	$(24,243)	$(31,208)
Stock-based compensation expense	773	1,497	2,994	6,280
Amortization of acquired intangibles	78	327	320	567
Acquisition related costs	-	300	-	300
Costs related to follow-on offering and shelf-registration statement	-	422	-	1,388
Non-IFRS net loss	$(3,692)	$(8,138)	$(20,929)	$(22,673)

Share count:
Weighted-average shares outstanding - basic and diluted	28,528	29,253	14,464	28,966

Net loss per share:
Net loss per share - basic and diluted	$(0.16)	$(0.37)	$(1.68)	$(1.08)
Non-IFRS net loss per share	$(0.13)	$(0.28)	$(1.45)	$(0.78)

Gross profit:	Three Months Ended December 31,		Year Ended December 31,
	2016	2017	2016	2017

Gross profit	$23,108	$31,765	$80,416	$114,436
Stock-based compensation expense	29	163	158	522
Amortization of acquired intangibles	-	-	-	-
Non-IFRS gross profit	$23,137	$31,928	$80,574	$114,958

IFRS gross margin	76%	77%	76%	77%
Non-IFRS gross margin	76%	77%	76%	77%

Cost of revenue:	Three Months Ended December 31,		Year Ended December 31,
	2016	2017	2016	2017

Cost of revenue	$(7,348)	$(9,754)	$(25,568)	$(34,159)
Stock-based compensation expense	29	163	158	522
Amortization of acquired intangibles	-	-	-	-
Non-IFRS cost of revenue	$(7,319)	$(9,591)	$(25,410)	$(33,637)

Operating expenses:	Three Months Ended December 31,		Year Ended December 31,
	2016	2017	2016	2017

Operating expenses	$(29,466)	$(42,470)	$(106,408)	$(143,173)
Stock-based compensation expense	744	1,334	2,836	5,758
Amortization of acquired intangibles	78	327	320	567
Acquisition related costs	-	300	-	300
Costs related to follow-on offering and shelf-registration statement	-	422	-	1,388
Non-IFRS operating expenses	$(28,644)	$(40,087)	$(103,252)	$(135,160)

Sales and marketing expense:	Three Months Ended December 31,		Year Ended December 31,
	2016	2017	2016	2017

Sales and marketing expense	$(18,628)	$(25,560)	$(67,580)	$(86,892)
Stock-based compensation expense	220	577	917	2,271
Amortization of acquired intangibles	-	-	-	-
Non-IFRS sales and marketing expense	$(18,408)	$(24,983)	$(66,663)	$(84,621)

Research and development expense:	Three Months Ended December 31,		Year Ended December 31,
	2016	2017	2016	2017

Research and development expense	$(5,062)	$(8,199)	$(19,251)	$(26,835)
Stock-based compensation expense	134	491	542	1,263
Amortization of acquired intangibles	32	248	134	350
Non-IFRS research and development expense	$(4,896)	$(7,460)	$(18,575)	$(25,222)

General and administrative expense:	Three Months Ended December 31,		Year Ended December 31,
	2016	2017	2016	2017

General and administrative expense	$(5,776)	$(8,711)	$(19,577)	$(29,446)
Stock-based compensation expense	390	266	1,377	2,224
Amortization of acquired intangibles	46	79	186	217
Acquisition related costs	-	300	-	300
Costs related to follow-on offering and shelf-registration statement	-	422	-	1,388
Non-IFRS general and administrative expense	$(5,340)	$(7,644)	$(18,014)	$(25,317)

TALEND S.A.
Free Cash Flow
(In thousands)
(unaudited)

The following table details our free cash flow for the three months and year ended December 31, 2016 and 2017, and a reconciliation to the most directly comparable IFRS measure:

Free cash flow:
	Three Months Ended December 31,		Year Ended December 31,
	2016	2017	2016	2017

Net cash from (used) in operating activities	2,449	(1,459)	3,373	(2,321)
Less: Acquisition of property and equipment	289	551	1,417	2,224
Free cash flow	$2,160	$(2,009)	$1,956	$(4,545)

TALEND S.A.
Constant Currency Reconciliation
(In thousands)
(unaudited)

The following table details our constant currency reconciliation for the three months ended December 31, 2017 to the most directly comparable IFRS measure:

	Three Months Ended December 31,		Year-over-Year Change
	2016	2017

Subscription revenue as reported	25,181	35,164	40%
Conversion impact U.S. Dollar/other currencies	-	(1,405)
Subscription revenue on a constant currency basis	$25,181	$33,759	34%

TALEND S.A.
IFRS to Non-IFRS Reconciliations for EPS Guidance
(In millions)
(unaudited)

The following tables detail the reconciliation of IFRS financial measures to non-IFRS financial measures included in this release:

Guidance for the first quarter and full year 2018:

	Three Months Ended March 31, 2018		Year Ended December 31, 2018
	Low	High	Low	High

Loss from operations	$(10.3)	$(9.3)	$(30.3)	$(29.3)
Stock-based compensation expense	4.3	4.3	15.0	15.0
Amortization of acquired intangibles	0.5	0.5	2.0	2.0
Non-IFRS loss from operations	$(5.5)	$(4.5)	$(13.3)	$(12.3)

	Three Months Ended March 31, 2018		Year Ended December 31, 2018
	Low	High	Low	High

Net loss	$(10.6)	$(9.6)	$(31.3)	$(30.3)
Stock-based compensation expense	4.3	4.3	15.0	15.0
Amortization of acquired intangibles	0.5	0.5	2.0	2.0
Non-IFRS net loss	$(5.8)	$(4.8)	$(14.3)	$(13.3)

Shares outstanding used in computing IFRS and Non-IFRS per share amounts	29.4	29.4	29.9	29.9

Net loss per share:
Net loss per share - basic and diluted	$(0.36)	$(0.33)	$(1.05)	$(1.01)
Non-IFRS net loss per share	$(0.20)	$(0.16)	$(0.48)	$(0.44)

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

CONTACT:
Investor Contact:
The Blueshirt Group for Talend
Lisa Laukkanen or Lauren Sloane, 650-268-5018
ir@talend.com
or
Media Contact:
Talend
Chris Taylor, 650-268-502
Vice President, Corporate Communications
Ctaylor@Talend.com